Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
CONNECTED TRANSACTION
ACQUISITION OF A 4.356% EQUITY INTEREST IN PETROCHINA
FUEL OIL COMPANY LIMITED

The Board wishes to announce that the Company has, on 25 November 2010, entered into the Acquisition Agreement with China National United Oil Corporation, a subsidiary of CNPC, for the acquisition of the Target Interest for a cash consideration of RMB392,250,000 (approximately HK$456,100,000).
CNPC is the controlling shareholder of the Company. China National United Oil Corporation is a subsidiary of CNPC. Pursuant to the Listing Rules, CNPC is a connected person of the Company, and the Acquisition constitutes a connected transaction of the Company.
Since the applicable percentage ratio for the Acquisition is more than 0.1% but less than 5% for the Group, the Acquisition is only subject to the reporting and announcement requirement under the Listing Rules. The Acquisition has been approved at the eleventh meeting of the fourth session of the Board.
ACQUISITION AGREEMENT DATED 25 NOVEMBER 2010
Parties
Vendor:	China National United Oil Corporation

Purchaser:	the Company
The Target Interest

4.356% equity interest in the Fuel Oil Company
The Acquisition
The Fuel Oil Company is a 95.644% subsidiary of the Company.
Subject to the satisfaction of certain conditions precedent under the Acquisition Agreement, the Company will acquire the Target Interest, representing 4.356% equity interest in the Fuel Oil Company from China National United Oil Corporation. Immediately after completion of the Acquisition, the Company will own 100% of the Fuel Oil Company. The Fuel Oil Company is principally engaged in the investment and development of, amongst others, bitumen and fuel in the PRC.
Consideration
The Acquisition was negotiated and entered into on an arm’s length basis and on normal commercial terms. A cash consideration of RMB392,250,000 (approximately HK$456,100,000) would be payable by the Company to the designated bank account of China National United Oil Corporation on the completion date. The consideration should be adjusted in accordance with the final valuation results as submitted to the SASAC or other designated entities.
The above consideration was determined on the basis of the results of a valuation report prepared by an independent valuer, (Beijing Jingdu Zhongxin Assets Valuation Co., Ltd.), adopting the income method based on the valuation reference date of 31 October 2010. According to the valuation report as at 31 October 2010, the total net assets of the Fuel Oil Company was RMB9,004,780,000 (approximately HK$10,470,670,000), as determined principally with the income approach.
According to the audited accounts of the Fuel Oil Company prepared by China Rightson Certified Public Accountants, as of 31 October 2010, the total assets of the Fuel Oil Company was RMB12,321,630,000 (approximately HK$14,327,480,000), its total liabilities was RMB5,132,080,000 (approximately HK$5,967,530,000) and its total net asset value was RMB7,189,550,000 (approximately HK$8,359,940,000).
For the two preceding financial years ended 31 December 2009 and 2008, the aggregate audited profit before taxation and extraordinary items of the Fuel Oil Company were RMB1,789,450,000 (approximately HK$2,080,760,000) and RMB540,500,000 (approximately HK$628,490,000), respectively; and for the two preceding financial years ended 31 December 2009 and 2008, the aggregate audited profit after taxation and extraordinary items of the Fuel Oil Company were RMB1,676,210,000 (approximately HK$1,949,080,000) and RMB449,590,000 (approximately HK$522,780,000), respectively.
As far as China National United Oil Corporation, the acquisition cost of the Target Interest is RMB2,800,000 (approximately HK$3,260,000).

Conditions Precedents for the Completion of the Acquisition
The completion of the Acquisition is subject to the satisfaction of certain conditions precedent, including:
(a)	the legal representatives of the two parties or their authorised representatives have signed the Acquisition Agreement;

(b)	all necessary consents or approvals for the Acquisition Agreement and the Acquisition have been obtained; and

(c)	the representations, warranties and undertakings given by the parties under the Acquisition Agreement are true, accurate and valid as at the date of completion of the Acquisition.
Completion of the Acquisition
The two parties should make all reasonable efforts to procure completion of the Acquisition by no later than 30 June 2011.
REASONS FOR THE ACQUISITION
Smaller refined products such as bitumen, fuel oil, solvent oil and distillate are at a fast-growing stage. Enhancement of the professional management of the above products with a view to raise the overall profitability in respect of these business aspects is in line with the strategic need of the Company for developing the end-user market and is favourable to the Company in its move to improve its oil and gas industry chain and will therefore benefit the long-term development of the Company.
The Board believes that the consolidation of the Company’s interest in the Fuel Oil Company will help to further streamline the equity structure and governance structure of the Fuel Oil Company, improve its efficiency in business decision-making and lower its management cost.
RELATIONSHIP BETWEEN THE PARTIES AND CONNECTED TRANSACTION
CNPC is the controlling shareholder (as defined in the Listing Rules) of the Company. China National United Oil Corporation is a subsidiary of the Company. Pursuant to the Listing Rules, CNPC is a connected person of the Company, and the Acquisition constitutes a connected transaction of the Company. Since the applicable percentage ratio for the Acquisition is more than 0.1% but less than 5% for the Group, the Acquisition is only subject to the reporting and announcement requirement and is exempt from the independent shareholders’ approval requirement under the Listing Rules.
The Board (including the independent non-executive directors of the Company) considers that the terms of the Acquisition Agreement are on normal commercial terms and are fair and reasonable and in the interests of the Company and its shareholders as a whole. The Acquisition has been approved at the eleventh meeting of the fourth session of the Board. Each of Mr Jiang Jiemin, Chairman of the Company, Mr Zhou Jiping, Vice Chairman of the Company, and Directors Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Liao Yongyuan and Mr Wang Guoliang, all being directors connected with CNPC, has abstained from voting in view of their position as connected directors. Save as disclosed above, none of the directors of the Company has any material interests in the Acquisition.
INFORMATION ON THE COMPANY
Business of the Company
The Company is principally engaged in petroleum and natural gas-related activities, including:
(a)	the exploration, development, production and sale of crude oil and natural gas;

(b)	the refining, transportation, storage and marketing of crude oil and petroleum products;

(c)	the production and sale of basic petrochemical products, derivative chemical products and other petrochemical products; and

(d)	the transmission of natural gas and crude oil, and the sale of natural gas.
Business of CNPC
CNPC is a petroleum and petrochemical conglomerate that was formed in July 1998 as a result of the restructuring launched by the State Council of the predecessor of CNPC, China National Petroleum Company (). CNPC is also a state-authorised investment corporation and a state controlled company. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing.
Business of China National United Oil Corporation
China National United Oil Corporation is an oil foreign trade company jointly set up by the CNPC and the China Sinochem Group on 8 January 1993. It is registered with the

State Administration for Industry and Commerce with a Business Licence No. 11000000716574. It has registered capital of RMB100,000,000, 70% of which is held by CNPC and 30% by China Sinochem Group. It principally engages in the state-run trading business managed by the PRC Government and in foreign futures business in crude oil and finished oils. As at the end of 2009, China National United Oil Corporation had a book asset value of RMB54.547 billion and net assets of RMB2.771 billion.
DEFINITIONS
In this announcement, unless otherwise defined, the following terms shall have the following meanings:

“Acquisition”	the acquisition of the Target Interest pursuant to the Acquisition Agreement

“Acquisition Agreement”	the acquisition agreement entered into between the Company and China National United Oil Corporation in respect of the Target Interest

“Board”	the Board of Directors of the Company, including the independent non-executive directors

“CNPC”	(China National Petroleum Corporation), a state-owned enterprise incorporated under the laws of the PRC and the controlling shareholder of the Company

“Company”	PetroChina Company Limited, a joint stock limited company incorporated in the PRC under the Company Law of the PRC, and listed on the Shanghai Stock Exchange and the Main Board of The Stock Exchange of Hong Kong Limited with American depository shares listed on the New York Stock Exchange, together with its subsidiaries

“Fuel Oil Company”	(PetroChina Fuel Oil Company Limited), a joint stock company incorporated under the laws of the PRC, a 95.644% subsidiary of the Company

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong Special Administrative Region, PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PRC”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“SASAC”	the State-owned Assets Supervision Administration Commission of the State Council

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Target Interest”	means the 4.356% equity interest owned by China National United Oil Corporation in the Fuel Oil Company

By order of the Board PetroChina Company Limited Li Hualin Secretary to the Board
25 November 2010
Beijing, the PRC
As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.
In this announcement, RMB has been translated into HK$ at the rate close to the date of the Acquisition Agreement of HK$1= RMB0.86 for reference purpose only.

Appendix
Principal Assumptions in the Valuation Report

1.	General assumptions
(1)	There is no major change to the social and economic environment of the place where the Fuel Oil Company situate and of China, and to the governing laws, regulations, systems and social, political and economic policies from the existing ones.

(2)	The business operation of the Fuel Oil Company remains a going concern.

(3)	The operators of the Fuel Oil Company is responsible and the management of the Fuel Oil Company is competent in discharging their duties.

(4)	The Fuel Oil Company complies with all applicable laws and regulations.

(5)	The historical accounting policies provided by the Fuel Oil Company and the accounting policies adopted in the valuation report are the same in material aspect.

2.	Specific assumptions
(1)	The style and competence the management of the Fuel Oil Company remains the same and the scope of business, business model and plans of the Fuel Oil Company remains the same.

(2)	The operative assets of the Fuel Oil Company remains in effective use.

(3)	There is no material variation to the applicable interest rates, exchange rates, taxation grounds and tax rates, and government levies.

(4)	There is no major difficulty in respect of collection of accounts receivable during the discounting period.

(5)	There are no force majeure and unforeseeable factors which pose any material adverse impact to the business of the Fuel Oil Company.

(6)	The capital structure of the Fuel Oil Company remains the same.